UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

Origin R&D Center, Xushuang Road, Songzhuang Town

Tongzhou District, Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of New Officer and Independent Director

On March 20, 2026, the board of directors (“Board”) appointed one new officer and one new independent director of Origin Agritech Limited (“Company”).

Dr. Zheng James Chen

Dr. Zheng James Chen, 60, was appointed the Chief Financial Officer of the Company.

Dr. Chen previously served as the Company's Chief Financial Officer from December 2018 to April 2020, as Chief Executive Officer from February 2018 to December 2018, and as Chief Financial Officer from January 2012 to January 2016. He also served as a director of Origin from August 2017 to April 2020. Dr. Chen's prior experience included serving as Chairman of the Board and Chief Executive Officer of China Finance Online and as CFO of Yunji Inc. Before joining Origin in 2012, he was an Investment Manager at the Abu Dhabi Investment Authority (ADIA) and an senior analyst at Morgan Joseph and BB&T Capital Markets. Earlier in his career, Dr. Chen served as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen holds a Ph.D. in Chemical Engineering from the University of Connecticut and an M.B.A. from New York University.

Dr. Jian Zhang

Dr. Jian Zhang, 62, joined the Board of Directors of Origin Agritech Limited as an independent board member, effective March 20, 2026.

Dr. Jian Zhang is a renowned expert in global crop biotech R&D. He is currently the CEO of ChinaAg JiaNuo Seed Science and Technology (Beijing) Co., Ltd., and was the Chief Technology Officer of Syngenta Group China Seed Business and the Director of the National Center of Technology Innovation for Maize. Dr. Zhang was formerly the General Manager of Huazhi Rice Biotechnology Co., Ltd., where he established a world-class crop molecular breeding R&D platform. Dr. Zhang has worked for global multinational seed companies (DuPont Pioneer, Syngenta, and BASF) for 20 years, including as R&D Manager at DuPont Pioneer (merged into Corteva) participating in the development of the Herculex™ series of transgenic insect-resistant maize products; Senior Manager of GMO regulatory and biotechnology affairs for China and Asia; and Global Head of Quality Control at BASF Plant Science for biotech crops. He possesses extensive experience in crop biotechnology R&D, regulatory safety assessment, and biotech compliance and stewardship.

Dr. Jian Zhang holds a PhD in Plant Genetics Manipulation from the University of Nottingham, UK, an M.B.A. from the University of Iowa, USA, and a Bachelor's degree in Crop Genetics and Breeding from China Agricultural University.

Resignation of Dr. Changqing Mao and Mr. Chi Kin Cheng

Dr. Changqing Mao resigned from his position as an independent director of the Company, effective March 12, 2026, due to his new professional commitments.

Mr. Chi Kin (Patrick) Cheng resigned from his position as Chief Financial Officer of the Company, effective March 19, 2026, for personal development reasons.

The resignations were not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin Yan
Name:	Weibin Yan
Title:	Chief Executive Officer

Dated: March 24, 2026